
Mail Stop 4561

February 16, 2018

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
c/o 2nd Floor, Building 18, Shanghai Pudong Software Park
498 Guoshoujing Road, Pudong, Shanghai 201203
People's Republic of China

> **Re:** **CLPS Incorporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 19, 2018**
> **CIK No. 0001724542**

Dear Mr. Lin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments refer to our comment letter dated January 4, 2018.

Facing Page

1.   Further to prior comment 1, please advise why you have checked the box that your offering will be made on a delayed or continuous based pursuant to Rule 415.

Prospectus Summary

General

2.   We note the list of risks and uncertainties relating to your company and business identified at the bottom of page 6. Please insert an appropriate heading to this subsection,

to distinguish it from the subsection above captioned "Our Competitive Strengths." In addition, please expand the bullet point regarding your "reliance on a relatively small number of major clients" to reflect that a single customer accounted for 38.6% and 59.2% of your total revenue for fiscal years 2017 and 2016, respectively. We note in this regard your response to prior comment 21 stating that you believe that for the foreseeable future you will continue to derive a significant portion of your revenues from a small number of major clients.

Our Business

Corporate History and Background, page 53

3.   We note your responses to prior comments 19 and 31 regarding your reorganization transactions in 2017. On page 54, you provide a diagram of ChinaLink Professional Services, Co. Ltd ("CLPS Shanghai") as it existed prior to your reorganization transactions in 2017. Your current organization structure is provided on page 7 of your prospectus showing CLPS Shanghai as a wholly-owned subsidiary of CLPS Inc. through several holding companies, Qinheng Co. Ltd ("Qinheng"), Shanghai Qincheng Information Technology Co., Ltd. ("CLPS QC (WOFE)"), and Qiner Co. Ltd. ("Qiner"). Please revise to describe the transactions that resulted in Qinheng, CLPS QC (WOFE), and Qiner, and CLPS Inc. ultimately, acquiring CLPS Shanghai. Your narrative discussion on pages 53 and 54 omits the October 31, 2017 and November 2, 2017 equity transfers, briefly discussed on pages 40 and 81, which resulted in CLPS QC (WOFE) and Qiner owning CLPS Shanghai and CLPS Inc. owning Qiner. Your revised disclosure should provide a more detailed description of the November 2, 2017 equity transfers and all of the material terms of the three Share Purchase Agreements entered into in August 2017 and briefly mentioned on page 54. In addition, please consider including a diagram of your current organizational structure at the end of this section to add clarity and include headings for both diagrams to clarify which is your historical structure and which is your current structure.

4.   We note your response to prior comment 20 regarding the operations of your wholly owned subsidiaries and equity interests. Your revised disclosure indicates whether each entity provides both consulting and solutions or only consulting. Please expand your disclosure to provide more detail about the nature of the consulting or solutions each entity provides. To the extent possible, clarify if and how the operations of each entity differ from one another.

Solution Services, page 58

5.   We note that your technology solutions include products based on blockchain technology. Please provide us with a detailed explanation of these blockchain-related solutions, in particular the loyalty rewards solution based on blockchain technology that you have developed and implemented at several Chinese banks.

Government Regulation, page 70

6.   We note your response to prior comment 9 regarding your lack of qualification certificates from the Ministry of Industry and Information Technology for companies that engage in systems integration. Please revise your disclosure in this section to clarify, as stated in your response, that you do not maintain such certificates and do not engage in the systems integration business. Further, please clarify in an appropriate place in the filing the differences between the systems integration business that requires qualification by MIIT and your services that you describe as "system design, planning and integration based on customers' specific needs," on page 47. In addition, we note your statement on page 24 that companies "planning to set up information systems may only retain systems integration companies with appropriate qualification certificates;" please clarify whether any systems integration companies you have retained possess the appropriate certificates.

Related Party Transactions, page 81

7.   We note your response to prior comment 28 regarding your related party transactions from the fiscal year ended June 30, 2015. Please further revise your disclosure to provide a description of the material terms of any agreements related to the amounts due from Mr. Yang and Mr. Lin, $353,011 and $1,094,367, respectively, as of June 30, 2015. If these were advances or loans, please clarify.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

8.   We note from your response to prior comment 38 that you use the best estimate of selling prices of the solution development services and PCS (and specific service if applicable) as the basis of revenue allocation. Please clarify if any of your arrangements are within the scope of ASC 985-605. If so, explain how you considered the guidance in ASC 985-605 to allocate fair value to the various elements in these arrangements. We refer you to ASC 985-605-25-6 and 25-9.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Stephen Krikorian for

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: F. Alec Orudjev, Esq.
       Schiff Hardin LLP